________________________________________________________________________________
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ______________________

                                   F O R M 6-K

             REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of December 2004

                                  ATTUNITY LTD
                              (Name of Registrant)


              Einstein Building, Tirat Carmel, Haifa, Israel 39101
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                 Form 20-F   [X]                Form 40-F    [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                                                ---

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                                                ---

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                    Yes No X

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                                      ---------------

                                  ATTUNITY LTD



6-K Items

1. Attunity Ltd press release re Attunity Announces Partnership with Microsoft to Support Real-Time Data Integration and Business Intelligence.

                                                                          ITEM 1

Press Release
                                                Source: Attunity
ADVISORY/Attunity and Microsoft Partnership Supports Real-Time Data Integration and Business Intelligence
Tuesday December 14, 8:36 am ET

Joint Webinar Highlights Real-Time Data Integration for SQL Server Reporting Services

WAKEFIELD, Mass.--(BUSINESS WIRE)--Dec. 14, 2004-- Attunity, Ltd.
(NASDAQ: ATTU - News), a leading provider of enterprise data integration software, announced a joint Webinar with Microsoft to educate enterprises on the benefits of real-time data integration for business intelligence. Attunity and Microsoft will be presenting a joint DM Review Web seminar on Wednesday, December 15, 2004 at 3:00 p.m. EST.

The Webinar will explore the need to support the BI lifecycle including authoring, management and delivery; how to deliver reports and analysis through applications in an SOA environment; and the need for real-time information and the requirements to retrieve data from enterprise and legacy systems.


"Microsoft SQL Server combined with the Attunity solution enables real-time business intelligence across all enterprise data sources to truly bring BI to the masses," said Tom Rizzo, director of product management for SQL Server at Microsoft Corp. "We look forward to this opportunity to educate the market on how companies can be successful by utilizing some of the best of breed solutions available in the marketplace today."


What:


Microsoft and Attunity present: Best Practices to Deliver Business Intelligence with Real-Time Enterprise Data Integration

    When:
    Wednesday, December 15, 2004
    3:00 p.m. - 4:00 p.m. ET
    12:00 p.m. - 1:00 p.m. PT

To Register Visit:


http://www.dmreview.com/web/reg_attunity1204.cfm
------------------------------------------------

About Attunity Ltd.


Attunity is a leading provider of enterprise data integration software. Using Attunity's products, companies can seamlessly connect to data sources, stream data changes across the enterprise, and federate heterogeneous information to achieve a single view of their business. Employing a unique distributed architecture, Attunity software runs natively on enterprise data servers, turning locked data silos into an efficient Information Grid. The result is significantly enhanced performance and reduced cost of ownership.


More than 1000 customers are using Attunity software world-wide for data integration initiatives such as service-oriented integration to the mainframe as part of EAI projects, legacy data access for business intelligence and reporting, real-time and efficient ETL based on change data capture, and single customer views from disparate information sources. Also, Attunity is a trusted partner for industry leaders like Oracle and HP who embed Attunity software into their products and solution offerings.

____________________________
Contact:
     Attunity
     Stefan Wennik, 781-213-5218
     stefan.wennik@attunity.com
     or
     fama PR
     Kate Aldinger, 617-758-4147
     attunity@famapr.com

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                        ATTUNITY LTD
                                        ------------
                                        (Registrant)



                                        By: /s/Ofer Segev
                                            ------------------------
                                            Ofer Segev
                                            Chief Financial Officer


Date: December 15, 2004